UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Headway Corporate Resources, Inc.
                                (Name of Issuer)


                         Common Stock,$0.0001 Par Value
                         (Title of Class of Securities)


                                    422101105
                                 (CUSIP Number)

                         Andersen, Weinroth & Co., L.P.
                           1330 Avenue of the Americas
                            New York, New York 10019
                            Telephone: (212) 842-1600

          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                    Copy to:
                              Bonnie Greaves, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  March 7, 2000
             (Date of Event which requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 14

CUSIP No. 422101105


1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

     ANDERSEN, WEINROTH & CO., L.P.

2.   Check the Appropriate Box if a Member of a Group

     (a)  |_|
     (b)  |X|

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e).                           |_|

6.   Citizenship or Place of Organization

     Delaware

7.                        Sole Voting Power

                          500,000
     Number of Shares
8.     Beneficially       Shared Voting Power
           Owned
            By            500,000*
           Each
9.   Reporting Person     Sole Dispositive Power
           With
                          500,000

10.                       Shared Dispositive Power

                          500,000*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000,000*
     * includes 500,000 shares owned by HCM High Yield Opportunity Fund, L.P. of which Andersen, Weinroth & Co., L.P. disclaims beneficial ownership.

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                 |X|

13.  Percent of Class Represented by Amount in Row (11)

     8.9%

14.  Type of Reporting Person (See Instructions)

     PN


                                     2 of 14

CUSIP No. 422101105


1.        Name of Reporting Person
          I.R.S. Identification No. of Above Person

          A.W. & CO. GP INC.

2.        Check the Appropriate Box if a Member of a Group

          (a)  |_|
          (b)  |X|

3.        SEC Use Only

4.        Source of Funds (See Instructions)

          OO

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e).                                                    |_|

6.   Citizenship or Place of Organization

     Delaware

7.                                Sole Voting Power

                                  0
      Number of Shares
8.      Beneficially              Shared Voting Power
            Owned
             By                   1,000,000*
            Each
9.    Reporting Person            Sole Dispositive Power
            With
                                  0

10.                               Shared Dispositive Power

                                  1,000,000*


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000,000*
     * includes 500,000 shares owned by HCM High Yield Opportunity Fund, L.P. of which A.W. & Co. GP Inc. disclaims beneficial ownership.

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                 |X|

13.  Percent of Class Represented by Amount in Row (11)

     8.9%

14.  Type of Reporting Person (See Instructions)

     CO


                                     3 of 14

CUSIP No. 422101105


1.   Name of Reporting Person
     S.S. No. of Above Person

     G. CHRIS ANDERSEN

2.   Check the Appropriate Box if a Member of a Group

     (a)  |_|
     (b)  |X|

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e).                                       |_|

6.   Citizenship or Place of Organization

     United States of America

7.                                Sole Voting Power

                                  15,000
     Number of Shares
8.     Beneficially               Shared Voting Power
           Owned
            By                    1,049,965*
           Each
9.   Reporting Person             Sole Dispositive Power
           With
                                  15,000

10.                               Shared Dispositive Power

                                  1,049,965*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,064,965*
     * includes 500,000 shares owned by HCM High Yield Opportunity Fund, L.P. of which G. Chris Andersen disclaims beneficial ownership.

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                        |X|

13.  Percent of Class Represented by Amount in Row (11)

     9.5%

14.  Type of Reporting Person (See Instructions)

     IN

                                     4 of 14

CUSIP No. 422101105


1.   Name of Reporting Person
     S.S. No. of Above Person

     STEPHEN D. WEINROTH

2.   Check the Appropriate Box if a Member of a Group

     (a)  |_|
     (b)  |X|

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e).                                |_|

6.   Citizenship or Place of Organization

     United States of America

7.                                Sole Voting Power

                                  82,800
     Number of Shares
8.     Beneficially               Shared Voting Power
           Owned
            By                    1,000,000*
           Each
9.   Reporting Person             Sole Dispositive Power
           With
                                  82,800

10.                               Shared Dispositive Power

                                  1,000,000*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,082,800*
     * includes 500,000 shares owned by HCM High Yield Opportunity Fund, L.P. of which Stephen D. Weinroth disclaims beneficial ownership.

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                      |X|

13.  Percent of Class Represented by Amount in Row (11)

     9.6%

14.  Type of Reporting Person (See Instructions)

     IN


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



Item 1.           Security and Issuer

         The class of equity securities to which this joint statement on
Schedule 13D relates is the common stock, $0.0001 par value per share (the "Headway Common Stock"), of Headway Corporate Resources, Inc., a Delaware corporation, with its principal executive offices at 850 Third Avenue, 11th Floor, New York, New York 10022 (the "Issuer").

Item 2.           Identity and Background

         (a)-(c) and (f) This joint statement is being filed by (i) Andersen, Weinroth & Co., L.P. ("AW L.P."), a Delaware limited partnership, (ii) A.W. & Co. GP Inc., a Delaware corporation and the general partner of AW L.P. ("AW Inc."), (iii) G. Chris Andersen, a United States citizen ("Andersen"), and (iv) Stephen D. Weinroth, a United States citizen ("Weinroth"). AW L.P., AW Inc., Andersen and Weinroth are hereinafter sometimes referred to collectively as the "Reporting Persons". The address of the principal business and office of AW L.P. and AW Inc. and the business address of Andersen and Weinroth is 1330 Avenue of the Americas, New York, New York 10019.

         AW L.P. is a private investment partnership. AW Inc.'s principal business is to act as the general partner of AW L.P. Andersen and Weinroth are the sole stockholders of AW Inc. and the limited partners of AW L.P. In addition, Andersen is a Director and Secretary and Treasurer of AW Inc., and Weinroth is a Director and President of AW Inc.

         (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         On March 7, 2000, HCM High Yield Opportunity Fund, L.P. ("HCM") acquired in a market transaction 500,000 shares of Headway Common Stock for its own account and 500,000 shares of Headway Common Stock for the account of AW L.P. for an aggregate purchase price of $1,562,500 and $562,500, respectively. AW L.P. acquired its shares of Headway Common Stock with funds provided to it by its limited partners and certain employees. On March 10, 2000, HCM transferred 500,000 shares of Headway Common Stock to AW L.P.

Item 4.           Purpose of Transaction

         AW L.P. acquired the shares of Headway Common Stock for the purpose of making an equity investment in the Issuer. AW L.P. intends to continuously review its investment in the Issuer on the basis of various factors, including the Issuer's business and financial condition,

                                     6 of 14
results of operations and prospects, general economic and industry conditions, the securities market in general and those for the Issuer's securities in particular, other developments and other investment opportunities available to AW L.P. Based upon such review, AW L.P. will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time, which may include the acquisition of additional shares of Headway Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, AW L.P. may determine to dispose of some or all of the Headway Common Stock that it currently owns or that it may later acquire, either in the open market or in privately negotiated transactions, or to distribute some or all of the shares of Headway Common Stock to partners or employees of AW L.P. AW L.P. may also determine to acquire all or substantially all of the voting capital stock of the Issuer or otherwise engage in a business combination with the Issuer or to seek additional representation on the Board of Directors of the Issuer.

         Other than as described above, AW L.P. does not currently have any plans or proposals that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) AW L.P. is the beneficial owner of 500,000 shares of Headway Common Stock and has the sole power to vote and direct the voting and the sole power to dispose of and direct the disposition of the 500,000 shares of Headway Common Stock.

         As the general partner of AW L.P., AW Inc. has the shared power to vote and to direct the voting and the shared power to dispose of and direct the disposition of the 500,000 shares of Headway Common Stock beneficially owned by AW L.P. and may, accordingly, be deemed to be the beneficial owner of 500,000 shares of Headway Common Stock.

         As shareholders of AW Inc., each of Andersen and Weinroth may have the shared power to vote and direct the voting of and the shared power to dispose of and direct the disposition of the 500,000 shares of Headway Common Stock beneficially owned by AW L.P. and may, accordingly, be deemed to be the beneficial owners of 500,000 shares of Headway Common Stock.


                                     7 of 14

         Andersen is also the beneficial owner of 15,000 shares of Headway Common Stock and has the sole power to vote and direct the voting and the sole power to dispose of and direct the disposition of the 15,000 shares of Headway Common Stock. As a trustee of the G. Chris Andersen Family Foundation (the "Foundation"), Andersen has the shared power to vote and direct the voting of and the shared power to dispose of and direct the disposition of 49,965 shares of Headway Common Stock beneficially owned by the Foundation and may, accordingly, be deemed to be the beneficial owner of 49,965 shares of Headway Common Stock. AW L.P., AW Inc. and Weinroth hereby disclaim beneficial ownership of the 64,965 shares of Headway Common Stock beneficially owned by Andersen and the Foundation.

         Weinroth is also the beneficial owner of 82,800 shares of Headway Common Stock and has the sole power to vote and direct the voting and the sole power to dispose of and direct the disposition of the 82,800 shares of Headway Common Stock. AW L.P., AW Inc. and Andersen hereby disclaim beneficial ownership of the 82,800 shares of Headway Common Stock beneficially owned by Weinroth.

         AW L.P. and AW Inc. hereby disclaim beneficial ownership of the 500,000 shares of Headway Common Stock owned by HCM which, together with the shares beneficially owned or deemed to be beneficially owned by AW L.P. and AW Inc. constitutes 8.9% of the total outstanding shares of Headway Common Stock.

         Andersen hereby disclaims beneficial ownership of the 500,000 shares of Headway Common Stock owned by HCM which, together with the shares beneficially owned or deemed to be beneficially owned by Andersen, constitutes 9.5% of the total outstanding shares of Headway Common Stock.

         Weinroth hereby disclaims beneficial ownership of the 500,000 shares of Headway Common Stock owned by HCM which, together with the shares beneficially owned or deemed to be beneficially owned by Weinroth, constitutes 9.6% of the total outstanding shares of Headway Common Stock.

         (c) Weinroth sold in market transactions 30,000 shares of Headway Common Stock on February 22, 2000 at a price per share of $4.40460, 11,500 shares of Headway Common Stock on February 23, 2000 at a price per share of $4.25 and 1,300 shares of Headway Common Stock on February 24, 2000 at a price per share of $3.96160. Except as described herein, there have been no transactions by any Reporting Person or, to the knowledge of the Reporting Persons, any director or executive officer of AW Inc., in securities of the Issuer during the past sixty days.

         (d) No one other than AW L.P., AW Inc., Andersen and Weinroth is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 500,000 shares of Headway Common Stock purchased by AW L.P.

         (e) Not applicable.


                                     8 of 14

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         Except as set forth herein, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1 Joint Filing Agreement among AW L.P., AW Inc., Andersen and Weinroth pursuant to Rule
                           13d-1(k)(1)(iii)

All materials to be filed as exhibits to this Schedule 13D are attached hereto.

                                     9 of 14

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 14, 2000

                                          ANDERSEN, WEINROTH & CO., L.P.

                                          By: A.W. & CO. GP INC., general
                                          partner


                                               By:   /s/ Stephen Weinroth
                                                  ------------------------
                                               Name:  Stephen D. Weinroth
                                               Title: President



                                    10 of 14

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 14, 2000


                                             A.W. & CO. GP INC.


                                             By:   /s/ Stephen Weinroth
                                             ---------------------------
                                             Name:  Stephen D. Weinroth
                                             Title: President


                                    11 of 14

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 14, 2000





                                                        /s/ G. Chris Andersen
                                                        ----------------------
                                                        G. Chris Andersen




                                    12 of 14

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 14, 2000





                                                       /s/ Stephen Weinroth
                                                       ----------------------
                                                       Stephen D. Weinroth



                                    13 of 14

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D, dated March 7, 2000 ("Schedule 13D"), with respect to the Common Stock, par value $0.0001, of Headway Corporate Resources, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 14, 2000.

                                         ANDERSEN, WEINROTH & CO., L.P.

                                         By: A.W. & CO. GP INC., general partner


                                           By   /s/ Stephen Weinroth
                                              ----------------------------
                                           Name:  Stephen D. Weinroth
                                           Title: President


                                         A.W. & CO. GP INC.


                                        By    /s/ Stephen Weinroth
                                           -------------------------------
                                        Name:  Stephen D. Weinroth
                                        Title: President


                                       /s/ G. Chris Andersen
                                       ----------------------------------
                                       G. Chris Andersen



                                       /s/ Stephen Weinroth
                                       ----------------------------------
                                       Stephen D. Weinroth


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